Exhibit 99.3

Cenovus Energy Inc.
Interim Consolidated Financial Statements (unaudited)
For the Period Ended March 31, 2024
(Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the period ended March 31, 2024

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
For the period ended March 31,
($ millions, except per share amounts)

		Three Months Ended
	Notes	2024	2023

Revenues (1)	1	13,397	12,262
Expenses	1
Purchased Product, Transportation and Blending (1) (2)		8,708	8,561
Operating (2)		1,555	1,636
(Gain) Loss on Risk Management	20	41	(6)
Depreciation, Depletion, Amortization and Exploration Expense (1)	10,11	1,202	1,109
(Income) Loss From Equity-Accounted Affiliates		(9)	(6)
General and Administrative		246	158
Finance Costs, Net (1)	4	135	161
Integration, Transaction and Other Costs		33	20
Foreign Exchange (Gain) Loss, Net	5	99	(7)
(Gain) Loss on Divestiture of Assets (1)	6	(105)	32
Re-measurement of Contingent Payments	13	28	17
Other (Income) Loss, Net		(90)	(6)
Earnings (Loss) Before Income Tax		1,554	593
Income Tax Expense (Recovery)	7	378	(43)
Net Earnings (Loss)		1,176	636

Other Comprehensive Income (Loss), Net of Tax	17
Items That Will not be Reclassified to Profit or Loss:
Actuarial Gain (Loss) Relating to Pension and Other Post-Employment Benefits		14	(3)
Items That may be Reclassified to Profit or Loss:
Foreign Currency Translation Adjustment		268	(19)
Total Other Comprehensive Income (Loss), Net of Tax		282	(22)
Comprehensive Income (Loss)		1,458	614

Net Earnings (Loss) Per Common Share ($)	8
Basic		0.62	0.33
Diluted		0.62	0.32

(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Comparative periods reflect certain revisions. See Note 24.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	3

CONSOLIDATED BALANCE SHEETS (unaudited)
As at
($ millions)

	Notes	March 31, 2024	December 31, 2023

Assets
Current Assets
Cash and Cash Equivalents		2,400	2,227
Accounts Receivable and Accrued Revenues		3,801	3,035
Income Tax Receivable		201	416
Inventories		4,436	4,030
Total Current Assets		10,838	9,708
Restricted Cash		219	211
Exploration and Evaluation Assets, Net	1,9	750	738
Property, Plant and Equipment, Net	1,10	37,251	37,250
Right-of-Use Assets, Net	1,11	1,635	1,680
Income Tax Receivable		25	25
Investments in Equity-Accounted Affiliates		428	366
Other Assets		300	318
Deferred Income Taxes		625	696
Goodwill	1	2,923	2,923
Total Assets		54,994	53,915

Liabilities and Equity
Current Liabilities
Accounts Payable and Accrued Liabilities		5,811	5,480
Income Tax Payable		113	88
Short-Term Borrowings	12	—	179
Lease Liabilities	11	299	299
Contingent Payments	13	142	164
Total Current Liabilities		6,365	6,210
Long-Term Debt	12	7,227	7,108
Lease Liabilities	11	2,300	2,359
Decommissioning Liabilities	14	4,123	4,155
Other Liabilities	15	1,156	1,183
Deferred Income Taxes		4,078	4,188
Total Liabilities		25,249	25,203
Shareholders’ Equity		29,731	28,698
Non-Controlling Interest		14	14
Total Liabilities and Equity		54,994	53,915

Commitments and Contingencies	23

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	4

CONSOLIDATED STATEMENTS OF EQUITY (unaudited)
($ millions)

	Shareholders’ Equity
	Common Shares	Preferred Shares	Warrants	Paid in Surplus	Retained Earnings	AOCI (1)	Total	Non-Controlling Interest
	(Note 16)	(Note 16)	(Note 16)			(Note 17)

As at December 31, 2022	16,320	519	184	2,691	6,392	1,470	27,576	13
Net Earnings (Loss)	—	—	—	—	636	—	636	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	(22)	(22)	—
Total Comprehensive Income (Loss)	—	—	—	—	636	(22)	614	—
Common Shares Issued Under Stock Option Plans	6	—	—	(2)	—	—	4	—
Purchase of Common Shares Under NCIB (2)	(13)	—	—	(27)	—	—	(40)	—
Warrants Exercised	4	—	(1)	—	—	—	3	—
Stock-Based Compensation Expense	—	—	—	4	—	—	4	—
Base Dividends on Common Shares	—	—	—	—	(200)	—	(200)	—
Dividends on Preferred Shares	—	—	—	—	(9)	—	(9)	—
As at March 31, 2023	16,317	519	183	2,666	6,819	1,448	27,952	13

As at December 31, 2023	16,031	519	25	2,002	8,913	1,208	28,698	14
Net Earnings (Loss)	—	—	—	—	1,176	—	1,176	—
Other Comprehensive Income (Loss), Net of Tax	—	—	—	—	—	282	282	—
Total Comprehensive Income (Loss)	—	—	—	—	1,176	282	1,458	—
Common Shares Issued Under Stock Option Plans	5	—	—	(1)	—	—	4	—
Purchase of Common Shares Under NCIB (2)	(63)	—	—	(102)	—	—	(165)	—
Warrants Exercised	3	—	(1)	—	—	—	2	—
Stock-Based Compensation Expense	—	—	—	5	—	—	5	—
Base Dividends on Common Shares	—	—	—	—	(262)	—	(262)	—
Dividends on Preferred Shares	—	—	—	—	(9)	—	(9)	—
As at March 31, 2024	15,976	519	24	1,904	9,818	1,490	29,731	14

(1)Accumulated other comprehensive income (loss) (“AOCI”).
(2)Normal course issuer bid (“NCIB”).

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	5

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the period ended March 31,
($ millions)

		Three Months Ended
	Notes	2024	2023

Operating Activities
Net Earnings (Loss)		1,176	636
Depreciation, Depletion and Amortization	10,11	1,195	1,105
Deferred Income Tax Expense (Recovery)	7	(32)	(370)
Unrealized (Gain) Loss on Risk Management	20	31	(30)
Unrealized Foreign Exchange (Gain) Loss	5	124	14
(Gain) Loss on Divestiture of Assets (1)	6	(105)	32
Re-measurement of Contingent Payments	13	28	17
Unwinding of Discount on Decommissioning Liabilities	14	57	55
(Income) Loss From Equity-Accounted Affiliates		(9)	(6)
Distributions Received From Equity-Accounted Affiliates		31	23
Stock-Based Compensation, Net of Payments		(154)	(71)
Other		(100)	(10)
Settlement of Decommissioning Liabilities	14	(48)	(48)
Net Change in Non-Cash Working Capital	22	(269)	(1,633)
Cash From (Used in) Operating Activities		1,925	(286)

Investing Activities
Acquisitions, Net of Cash Acquired		(10)	(465)
Capital Investment	1	(1,036)	(1,101)
Proceeds From Divestitures	6	25	8
Net Change in Investments and Other		(13)	(13)
Net Change in Non-Cash Working Capital	22	(101)	(184)
Cash From (Used in) Investing Activities		(1,135)	(1,755)

Net Cash Provided (Used) Before Financing Activities		790	(2,041)

Financing Activities	22
Net Issuance (Repayment) of Short-Term Borrowings		(175)	(115)
Principal Repayment of Leases	11	(70)	(70)
Common Shares Issued Under Stock Option Plans		4	4
Purchase of Common Shares Under NCIB	16	(165)	(40)
Proceeds From Exercise of Warrants		2	3
Base Dividends Paid on Common Shares	8	(262)	(200)
Dividends Paid on Preferred Shares	8	(9)	(18)
Other		(2)	1
Cash From (Used in) Financing Activities		(677)	(435)

Effect of Foreign Exchange on Cash and Cash Equivalents		60	1
Increase (Decrease) in Cash and Cash Equivalents		173	(2,475)
Cash and Cash Equivalents, Beginning of Period		2,227	4,524
Cash and Cash Equivalents, End of Period		2,400	2,049

(1)Revised presentation as of January 1, 2024. See Note 3.

See accompanying Notes to the interim Consolidated Financial Statements (unaudited).

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	6

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

1. DESCRIPTION OF BUSINESS AND SEGMENTED DISCLOSURES
Cenovus Energy Inc. (“Cenovus” or the “Company”) is an integrated energy company with crude oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States (“U.S.”).
Cenovus is incorporated under the Canada Business Corporations Act and its common shares and common share purchase warrants are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange. Cenovus’s cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. The executive and registered office is located at 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada, T2P 1N2. Information on the Company’s basis of preparation for these interim Consolidated Financial Statements is found in Note 2.
Management has determined the operating segments based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Cenovus’s chief operating decision maker. The Company’s operating segments are aggregated based on their geographic locations, the nature of the businesses or a combination of these factors. The Company evaluates the financial performance of its operating segments primarily based on operating margin.
The Company operates through the following reportable segments:
Upstream Segments
•Oil Sands, includes the development and production of bitumen and heavy oil in northern Alberta and Saskatchewan. Cenovus’s oil sands assets include Foster Creek, Christina Lake, Sunrise, Lloydminster thermal and Lloydminster conventional heavy oil assets. Cenovus jointly owns and operates pipeline gathering systems and terminals through the equity-accounted investment in Husky Midstream Limited Partnership (“HMLP”). The sale and transportation of Cenovus’s production and third-party commodity trading volumes are managed and marketed through access to capacity on third-party pipelines and storage facilities in both Canada and the U.S. to optimize product mix, delivery points, transportation commitments and customer diversification.
•Conventional, includes assets rich in natural gas liquids (“NGLs”) and natural gas within the Elmworth-Wapiti, Kaybob‑Edson, Clearwater and Rainbow Lake operating areas in Alberta and British Columbia and interests in numerous natural gas processing facilities. Cenovus’s NGLs and natural gas production is marketed and transported, with additional third-party commodity trading volumes, through access to capacity on third-party pipelines, export terminals and storage facilities. These provide flexibility for market access to optimize product mix, delivery points, transportation commitments and customer diversification.
•Offshore, includes offshore operations, exploration and development activities in China and the east coast of Canada, as well as the equity-accounted investment in Husky-CNOOC Madura Ltd. (“HCML”), which is engaged in the exploration for and production of, NGLs and natural gas in offshore Indonesia.
Downstream Segments
•Canadian Refining, includes the owned and operated Lloydminster upgrading and asphalt refining complex, which converts heavy oil and bitumen into synthetic crude oil, diesel, asphalt and other ancillary products. Cenovus also owns and operates the Bruderheim crude-by-rail terminal and two ethanol plants. The Company’s commercial fuels business across Canada is included in this segment. Cenovus markets its production and third-party commodity trading volumes in an effort to use its integrated network of assets to maximize value.
•U.S. Refining, includes the refining of crude oil to produce gasoline, diesel, jet fuel, asphalt and other products at the wholly-owned Lima, Superior and Toledo refineries, and the jointly-owned Wood River and Borger refineries, held through WRB Refining LP (“WRB”), a jointly owned entity with operator Phillips 66. Cenovus markets some of its own and third-party refined products including gasoline, diesel, jet fuel and asphalt.
Corporate and Eliminations
Corporate and Eliminations, includes Cenovus-wide costs for general and administrative, financing activities, gains and losses on risk management for corporate related derivative instruments and foreign exchange. Eliminations include adjustments for feedstock and internal usage of crude oil, natural gas, condensate, other NGLs and refined products between segments; transloading services provided to the Oil Sands segment by the Company’s crude-by-rail terminal; the sale of condensate extracted from blended crude oil production in the Canadian Refining segment and sold to the Oil Sands segment; and unrealized profits in inventory. Eliminations are recorded based on market prices.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
A) Results of Operations – Segment and Operational Information

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2024	2023	2024	2023	2024	2023	2024	2023
Gross Sales (1)
External Sales	5,013	4,832	377	622	357	473	5,747	5,927
Intersegment Sales	1,615	875	502	415	—	—	2,117	1,290
	6,628	5,707	879	1,037	357	473	7,864	7,217
Royalties	(697)	(516)	(24)	(54)	(26)	(26)	(747)	(596)
Revenues	5,931	5,191	855	983	331	447	7,117	6,621
Expenses
Purchased Product (1)	289	355	482	483	—	—	771	838
Transportation and Blending (1)	2,733	2,941	78	81	—	5	2,811	3,027
Operating	660	737	153	150	85	142	898	1,029
Realized (Gain) Loss on Risk Management	13	8	(7)	8	—	—	6	16
Operating Margin	2,236	1,150	149	261	246	300	2,631	1,711
Unrealized (Gain) Loss on Risk Management	(13)	(34)	6	(20)	—	—	(7)	(54)
Depreciation, Depletion and Amortization	774	715	110	95	131	128	1,015	938
Exploration Expense	3	2	—	—	4	2	7	4
(Income) Loss From Equity- Accounted Affiliates	—	—	1	—	(10)	(6)	(9)	(6)
Segment Income (Loss)	1,472	467	32	186	121	176	1,625	829

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended March 31,	2024	2023	2024	2023	2024	2023
Gross Sales (1)
External Sales	1,163	1,302	7,234	5,629	8,397	6,931
Intersegment Sales	169	206	1	—	170	206
	1,332	1,508	7,235	5,629	8,567	7,137
Royalties	—	—	—	—	—	—
Revenues	1,332	1,508	7,235	5,629	8,567	7,137
Expenses
Purchased Product (1)	1,087	1,093	6,132	4,898	7,219	5,991
Transportation and Blending	—	—	—	—	—	—
Operating	177	152	610	602	787	754
Realized (Gain) Loss on Risk Management	—	—	1	1	1	1
Operating Margin	68	263	492	128	560	391
Unrealized (Gain) Loss on Risk Management	—	—	8	(6)	8	(6)
Depreciation, Depletion and Amortization	44	43	111	103	155	146
Exploration Expense	—	—	—	—	—	—
(Income) Loss From Equity-Accounted Affiliates	—	—	—	—	—	—
Segment Income (Loss)	24	220	373	31	397	251
(1)Comparative periods reflect certain revisions. See Note 24.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	8

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

	Corporate and Eliminations		Consolidated
For the three months ended March 31,	2024	2023	2024	2023
Gross Sales (1)
External Sales	—	—	14,144	12,858
Intersegment Sales	(2,287)	(1,496)	—	—
	(2,287)	(1,496)	14,144	12,858
Royalties	—	—	(747)	(596)
Revenues	(2,287)	(1,496)	13,397	12,262
Expenses
Purchased Product (1)	(1,857)	(1,020)	6,133	5,809
Transportation and Blending (1)	(236)	(275)	2,575	2,752
Purchased Product, Transportation and Blending (2)	(2,093)	(1,295)	8,708	8,561
Operating (1)	(130)	(147)	1,555	1,636
Realized (Gain) Loss on Risk Management	3	7	10	24
Unrealized (Gain) Loss on Risk Management	30	30	31	(30)
Depreciation, Depletion and Amortization	25	21	1,195	1,105
Exploration Expense	—	—	7	4
(Income) Loss From Equity-Accounted Affiliates	—	—	(9)	(6)
Segment Income (Loss)	(122)	(112)	1,900	968
General and Administrative	246	158	246	158
Finance Costs, Net (2)	135	161	135	161
Integration, Transaction and Other Costs	33	20	33	20
Foreign Exchange (Gain) Loss, Net	99	(7)	99	(7)
(Gain) Loss on Divestiture of Assets (2)	(105)	32	(105)	32
Re-measurement of Contingent Payments	28	17	28	17
Other (Income) Loss, Net	(90)	(6)	(90)	(6)
	346	375	346	375
Earnings (Loss) Before Income Tax			1,554	593
Income Tax Expense (Recovery)			378	(43)
Net Earnings (Loss)			1,176	636
(1)Comparative periods reflect certain revisions. See Note 24.
(2)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
B) External Sales by Product

	Upstream
For the three months ended	Oil Sands		Conventional		Offshore		Total
March 31,	2024	2023	2024	2023	2024	2023	2024	2023
Crude Oil	4,875	4,667	55	102	41	150	4,971	4,919
Natural Gas and Other	80	93	236	451	233	242	549	786
NGLs (1)	58	72	86	69	83	81	227	222
External Sales	5,013	4,832	377	622	357	473	5,747	5,927

	Downstream
	Canadian Refining		U.S. Refining		Total
For the three months ended March 31,	2024	2023	2024	2023	2024	2023
Synthetic Crude Oil	465	462	—	—	465	462
Distillates (2)	392	480	2,731	2,269	3,123	2,749
Gasoline	103	111	3,318	2,660	3,421	2,771
Asphalt	73	89	146	67	219	156
Other Products and Services	130	160	1,039	633	1,169	793
External Sales	1,163	1,302	7,234	5,629	8,397	6,931
(1)Third-party condensate sales are included within NGLs.
(2)Includes diesel and jet fuel.
C) Geographical Information

	Revenues (1)
For the three months ended March 31,	2024	2023
Canada (2)	5,204	6,105
United States (2)	7,902	5,851
China	291	306
Consolidated	13,397	12,262
(1)Revenues by country are classified based on where the operations are located.
(2)Comparative periods reflect certain revisions. See Note 24.

	Non-Current Assets (1)
	March 31,	December 31,
As at	2024	2023
Canada	35,927	35,876
United States	5,318	5,230
China	1,521	1,608
Indonesia	324	344
Consolidated	43,090	43,058
(1)Includes exploration and evaluation (“E&E”) assets, property, plant and equipment (“PP&E”), right-of-use (“ROU”) assets, income tax receivable, investments in equity-accounted affiliates, precious metals and goodwill.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	10

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
D) Assets by Segment

	E&E Assets		PP&E		ROU Assets
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
As at	2024	2023	2024	2023	2024	2023
Oil Sands	733	729	24,350	24,443	811	849
Conventional	7	—	2,187	2,209	—	1
Offshore	10	9	2,839	2,798	100	102
Canadian Refining	—	—	2,462	2,469	25	28
U.S. Refining	—	—	5,107	5,014	273	268
Corporate and Eliminations	—	—	306	317	426	432
Consolidated	750	738	37,251	37,250	1,635	1,680

	Goodwill		Total Assets
	March 31,	December 31,	March 31,	December 31,
As at	2024	2023	2024	2023
Oil Sands	2,923	2,923	32,282	31,673
Conventional	—	—	2,449	2,429
Offshore	—	—	3,586	3,511
Canadian Refining	—	—	3,016	2,960
U.S. Refining	—	—	9,130	8,660
Corporate and Eliminations	—	—	4,531	4,682
Consolidated	2,923	2,923	54,994	53,915
E) Capital Expenditures (1)

For the three months ended March 31,	2024	2023
Capital Investment
Oil Sands	647	635
Conventional	126	141
Offshore
Atlantic	158	100
Asia Pacific	1	—
Total Upstream	932	876

Canadian Refining	31	27
U.S. Refining	67	194
Total Downstream	98	221

Corporate and Eliminations	6	4
	1,036	1,101
Acquisitions
Oil Sands	2	2
Conventional	8	2
U.S. Refining	—	336
	10	340

Total Capital Expenditures	1,046	1,441
(1)Includes expenditures on PP&E, E&E assets and capitalized interest.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

2. BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE
In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in Canadian dollars. All references to C$ or $ are to Canadian dollars and references to US$ are to U.S. dollars.
These interim Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) (the “IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, “Interim Financial Reporting”, and were prepared following the same accounting policies and methods of computation as the annual Consolidated Financial Statements for the year ended December 31, 2023, except for income taxes and updates to accounting policies as disclosed in Note 3. Income taxes on earnings or loss in the interim period are accrued using the income tax rate that would be applicable to the expected annual earnings or loss.
Certain information and disclosures normally included in the notes to the annual Consolidated Financial Statements were condensed. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.
These interim Consolidated Financial Statements were approved by the Board of Directors effective April 30, 2024.

3. UPDATE TO ACCOUNTING POLICIES
A) Adjustments to the Consolidated Statements of Comprehensive Income (Loss)
As of January 1, 2024, the Company updated its accounting policies to aggregate certain items presented in the Consolidated Statements of Comprehensive Income (Loss) to more appropriately reflect the integrated operations of the business. There were no re-measurements to balances. Certain historical disaggregated balances continue to be presented in Note 1.
The following presentation changes were made, with comparative periods being re-presented:
•Gross sales and royalties were aggregated and presented as ‘Revenues’.
•Purchased product and transportation and blending were aggregated and presented as ‘Purchased Product, Transportation and Blending’.
•Depreciation, depletion and amortization, and exploration expense were aggregated and presented as ‘Depreciation, Depletion, Amortization and Exploration Expense’.
•Finance costs and interest income were aggregated and presented as ‘Finance Costs, Net’.
•Revaluation (gain) loss and (gain) loss on divestiture of assets were aggregated and presented as ‘(Gain) Loss on Divestiture of Assets’.
B) Recent Accounting Pronouncements
On April 9, 2024, the IASB issued IFRS 18, “Presentation and Disclosure in Financial Statements” which will replace International Accounting Standard 1, “Presentation of Financial Statements”. IFRS 18 will establish a revised structure for the Consolidated Statements of Comprehensive Income (Loss) and improve comparability across entities and reporting periods.
IFRS 18 is effective for annual periods beginning on or after January 1, 2027. The standard is to be applied retrospectively, with certain transition provisions. The Company is currently evaluating the impact of adopting IFRS 18 on the Consolidated Financial Statements.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	12

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

4. FINANCE COSTS, NET

For the three months ended March 31,	2024	2023
Interest Expense – Short-Term Borrowings and Long-Term Debt	76	96
Interest Expense – Lease Liabilities (Note 11)	39	40
Unwinding of Discount on Decommissioning Liabilities (Note 14)	57	55
Other	6	6
Capitalized Interest	(8)	(3)
Finance Costs	170	194
Interest Income	(35)	(33)
	135	161

5. FOREIGN EXCHANGE (GAIN) LOSS, NET

For the three months ended March 31,	2024	2023
Unrealized Foreign Exchange (Gain) Loss on Translation of:
U.S. Dollar Debt	123	(5)
Other	1	19
Unrealized Foreign Exchange (Gain) Loss	124	14
Realized Foreign Exchange (Gain) Loss	(25)	(21)
	99	(7)

6. DIVESTITURES
On February 6, 2024, the Company closed a transaction with Athabasca Oil Corporation (“Athabasca”) to create Duvernay Energy Corporation (“Duvernay”). Cenovus contributed non-monetary assets with a fair value of $94 million and cash of $18 million, before closing adjustments, in exchange for a 30 percent interest in Duvernay. The Company recognized an investment of $84 million in Duvernay and a before-tax gain on divestiture of assets of $65 million (after-tax gain – $50 million), reflecting the difference between the carrying value and fair value of contributed assets to the extent of Athabasca’s share.
On March 6, 2024, the Company closed the sale of certain Clearwater assets in its Conventional segment for net proceeds of $19 million and recorded a before-tax gain of $36 million (after-tax gain – $27 million).

7. INCOME TAXES

For the three months ended March 31,	2024	2023
Current Tax
Canada	346	258
United States	11	17
Asia Pacific	44	46
Other International	9	6
Total Current Tax Expense (Recovery)	410	327
Deferred Tax Expense (Recovery)	(32)	(370)
	378	(43)

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

8. PER SHARE AMOUNTS
A) Net Earnings (Loss) Per Common Share – Basic and Diluted

For the three months ended March 31,	2024	2023
Net Earnings (Loss)	1,176	636
Effect of Cumulative Dividends on Preferred Shares	(9)	(9)
Net Earnings (Loss) – Basic and Diluted	1,167	627

Basic – Weighted Average Number of Shares (thousands)	1,867,793	1,908,280
Dilutive Effect of Warrants	5,466	41,038
Dilutive Effect of Net Settlement Rights	5,041	7,137
Dilutive Effect of Cenovus Replacement Stock Options	—	1,391
Diluted – Weighted Average Number of Shares (thousands)	1,878,300	1,957,846

Net Earnings (Loss) Per Common Share – Basic ($)	0.62	0.33
Net Earnings (Loss) Per Common Share – Diluted (1) (2) ($)	0.62	0.32
(1)For the three months ended March 31, 2024, net earnings of $3 million (2023 – $nil), and 0.4 million common shares (2023 – 0.1 million), related to the assumed exercise of the Cenovus replacement stock options were excluded from the calculation of dilutive net earnings (loss) per share as the effect was anti-dilutive.
(2)For the three months ended March 31, 2024, net settlement rights (“NSRs”) of 3.7 million (2023 – 1.4 million) were excluded from the calculation of diluted weighted average number of shares as the effect was anti-dilutive.
B) Common Share Dividends

	2024		2023
For the three months ended March 31,	Per Share	Amount	Per Share	Amount
Base Dividends	0.140	262	0.105	200
Variable Dividends	—	—	—	—
Total Common Share Dividends Declared and Paid	0.140	262	0.105	200
The declaration of common share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
On April 30, 2024, the Company’s Board of Directors declared a second quarter base dividend of $0.180 per common share, payable on June 28, 2024, to common shareholders of record as at June 14, 2024.
On April 30, 2024, the Company’s Board of Directors declared a second quarter variable dividend of $0.135 per common share, payable on May 31, 2024, to common shareholders of record as at May 17, 2024.
C) Preferred Share Dividends

For the three months ended March 31,	2024	2023
Series 1 First Preferred Shares	2	2
Series 2 First Preferred Shares	—	—
Series 3 First Preferred Shares	3	3
Series 5 First Preferred Shares	2	2
Series 7 First Preferred Shares	2	2
Total Preferred Share Dividends Declared	9	9
The declaration of preferred share dividends is at the sole discretion of the Company’s Board of Directors and is considered quarterly.
In the three months ended March 31, 2024, the Company paid preferred share dividends of $9 million (2023 – $9 million). On April 1, 2024, the Company paid preferred share dividends of $9 million, as declared on February 14, 2024.
On April 30, 2024, the Company’s Board of Directors declared second quarter dividends of $9 million payable on July 2, 2024, to preferred shareholders of record as at June 14, 2024.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	14

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

9. EXPLORATION AND EVALUATION ASSETS, NET

Total
As at December 31, 2023	738
Acquisition	7
Additions	5
As at March 31, 2024	750

10. PROPERTY, PLANT AND EQUIPMENT, NET

	Crude Oil and Natural Gas Properties	Processing, Transportation and Storage Assets	Refining Assets	Other Assets (1)	Total
COST
As at December 31, 2023	47,425	272	12,770	1,908	62,375
Acquisitions	3	—	—	—	3
Additions	927	1	98	5	1,031
Change in Decommissioning Liabilities	7	—	—	—	7
Divestitures	(120)	—	—	—	(120)
Exchange Rate Movements and Other	47	(33)	249	2	265
As at March 31, 2024	48,289	240	13,117	1,915	63,561

ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
As at December 31, 2023	17,975	129	5,667	1,354	25,125
Depreciation, Depletion and Amortization	975	3	130	19	1,127
Divestitures	(79)	—	—	—	(79)
Exchange Rate Movements and Other	42	(33)	127	1	137
As at March 31, 2024	18,913	99	5,924	1,374	26,310

CARRYING VALUE
As at December 31, 2023	29,450	143	7,103	554	37,250
As at March 31, 2024	29,376	141	7,193	541	37,251
(1)Includes assets within the commercial fuels business, office furniture, fixtures, leasehold improvements, information technology and aircraft.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

11. LEASES
A) Right-of-Use Assets, Net

	Real Estate	Transportation and Storage Assets (1)	Refining Assets	Other Assets (2)	Total
COST
As at December 31, 2023	588	1,964	161	70	2,783
Additions	—	—	—	6	6
Exchange Rate Movements and Other	3	15	7	4	29
As at March 31, 2024	591	1,979	168	80	2,818

ACCUMULATED DEPRECIATION
As at December 31, 2023	156	863	65	19	1,103
Depreciation	9	49	6	4	68
Exchange Rate Movements and Other	—	8	3	1	12
As at March 31, 2024	165	920	74	24	1,183

CARRYING VALUE
As at December 31, 2023	432	1,101	96	51	1,680
As at March 31, 2024	426	1,059	94	56	1,635
(1)Includes railcars, barges, vessels, pipelines, caverns and storage tanks.
(2)Includes assets in the commercial fuels business, fleet vehicles, camp and other equipment.
B) Lease Liabilities

Total
As at December 31, 2023	2,658
Additions	4
Interest Expense (Note 4)	39
Lease Payments	(109)
Exchange Rate Movements and Other	7
As at March 31, 2024	2,599
Less: Current Portion	299
Long-Term Portion	2,300

12. DEBT AND CAPITAL STRUCTURE
A) Short-Term Borrowings

		March 31,	December 31,
As at	Notes	2024	2023
Uncommitted Demand Facilities	i	—	—
WRB Uncommitted Demand Facilities	ii	—	179
Total Debt Principal		—	179
i) Uncommitted Demand Facilities
As at March 31, 2024, the Company had uncommitted demand facilities of $1.7 billion (December 31, 2023 – $1.7 billion) in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at March 31, 2024, there were outstanding letters of credit aggregating to $308 million (December 31, 2023 – $364 million) and no direct borrowings.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	16

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
ii) WRB Uncommitted Demand Facilities
WRB has uncommitted demand facilities of US$450 million that may be used to cover short-term working capital requirements, of which Cenovus’s proportionate share is 50 percent. As at March 31, 2024, Cenovus’s proportionate share drawn on these facilities was $nil. As at December 31, 2023, Cenovus’s proportionate share of the capacity was US$225 million and US$135 million (C$179 million) of this capacity was drawn.
B) Long-Term Debt

	March 31,	December 31,
As at	2024	2023
Committed Credit Facility (1)	—	—
U.S. Dollar Denominated Unsecured Notes	5,151	5,028
Canadian Dollar Unsecured Notes	2,000	2,000
Total Debt Principal	7,151	7,028
Debt Premiums (Discounts), Net, and Transaction Costs	76	80
Long-Term Debt	7,227	7,108
(1) The committed credit facility may include Bankers’ Acceptances, secured overnight financing rate loans, prime rate loans and U.S. base rate loans.
As at March 31, 2024, the Company had in place a committed credit facility that consists of a $1.8 billion tranche maturing on November 10, 2025, and a $3.7 billion tranche maturing on November 10, 2026. As at March 31, 2024, no amount was drawn on the credit facility (December 31, 2023 – $nil).
As at March 31, 2024, the Company was in compliance with all of the terms of its debt agreements. Under the terms of Cenovus’s committed credit facility, the Company is required to maintain a total debt to capitalization ratio, as defined in the agreement, not to exceed 65 percent. The Company is below this limit.
C) Capital Structure
Cenovus’s capital structure consists of shareholders’ equity plus Net Debt. Net Debt includes the Company’s short-term borrowings, and the current and long-term portions of long-term debt, net of cash and cash equivalents and short-term investments. Net Debt is used in managing the Company’s capital structure. The Company’s objectives when managing its capital structure are to maintain financial flexibility, preserve access to capital markets, ensure its ability to finance internally generated growth and to fund potential acquisitions while maintaining the ability to meet the Company’s financial obligations as they come due. To ensure financial resilience, Cenovus may, among other actions, adjust capital and operating spending, draw down on its credit facilities or repay existing debt, adjust dividends paid to shareholders, purchase the Company’s common shares or preferred shares for cancellation, issue new debt, or issue new shares.
Cenovus monitors its capital structure and financing requirements using, among other things, Total Debt, Net Debt to adjusted earnings before interest, taxes and depreciation, depletion and amortization (“Adjusted EBITDA”), Net Debt to Adjusted Funds Flow and Net Debt to Capitalization. These measures are used to steward Cenovus’s overall debt position as measures of Cenovus’s overall financial strength.
Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times and Net Debt at or below $4.0 billion over the long-term at a West Texas Intermediate (“WTI”) price of US$45.00 per barrel. These measures may fluctuate periodically outside this range due to factors such as persistently high or low commodity prices.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
Net Debt to Adjusted EBITDA

	March 31,	December 31,
As at	2024	2023
Short-Term Borrowings	—	179
Current Portion of Long-Term Debt	—	—
Long-Term Portion of Long-Term Debt	7,227	7,108
Total Debt	7,227	7,287
Less: Cash and Cash Equivalents	(2,400)	(2,227)
Net Debt	4,827	5,060

Net Earnings (Loss)	4,649	4,109
Add (Deduct):
Finance Costs, Net (1)	512	538
Income Tax Expense (Recovery)	1,352	931
Depreciation, Depletion and Amortization	4,734	4,644
Exploration and Evaluation Asset Write-downs	29	29
(Income) Loss From Equity-Accounted Affiliates	(54)	(51)
Unrealized (Gain) Loss on Risk Management	113	52
Foreign Exchange (Gain) Loss, Net	39	(67)
(Gain) Loss on Divestiture of Assets (1)	(117)	20
Re-measurement of Contingent Payments	70	59
Other (Income) Loss, Net	(147)	(63)
Adjusted EBITDA (2)	11,180	10,201

Net Debt to Adjusted EBITDA (times)	0.4	0.5
(1)Revised presentation as of January 1, 2024. See Note 3.
(2)Calculated on a trailing twelve-month basis.
Net Debt to Adjusted Funds Flow

	March 31,	December 31,
As at	2024	2023
Net Debt	4,827	5,060

Cash From (Used in) Operating Activities	9,599	7,388
(Add) Deduct:
Settlement of Decommissioning Liabilities	(222)	(222)
Net Change in Non-Cash Working Capital	171	(1,193)
Adjusted Funds Flow (1)	9,650	8,803

Net Debt to Adjusted Funds Flow (times)	0.5	0.6
(1)Calculated on a trailing twelve-month basis.
Net Debt to Capitalization

	March 31,	December 31,
As at	2024	2023
Net Debt	4,827	5,060
Shareholders’ Equity	29,731	28,698
Capitalization	34,558	33,758

Net Debt to Capitalization (percent)	14	15

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	18

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

13. CONTINGENT PAYMENTS
In connection with the transaction with BP Canada Energy Group ULC (“bp Canada”) to purchase the remaining 50 percent interest in Sunrise Oil Sands Partnership (“SOSP”), Cenovus agreed to make quarterly variable payments up to $600 million, from SOSP to bp Canada for up to eight quarters subsequent to August 31, 2022, when the average Western Canadian Select (“WCS”) price in a quarter exceeds $52.00 per barrel. The quarterly payment is calculated as $2.8 million plus the difference between the average WCS price less $53.00 multiplied by $2.8 million, for any of the eight quarters the average WCS price is equal to or greater than $52.00 per barrel. If the average WCS price is less than $52.00 per barrel, no payment will be made for that quarter. The maximum payment over the remaining term of the contract is $144 million.
The variable payment will be re-measured to fair value at each reporting date, with changes in fair value recorded to re-measurement of contingent payments.
For the three months ended March 31, 2024, $107 million was paid for the quarterly payment period ended November 30, 2023 (2023 – $92 million).

Total
As at December 31, 2023	164
Liabilities Settled or Payable	(50)
Re-measurement	28
As at March 31, 2024	142

14. DECOMMISSIONING LIABILITIES

Total
As at December 31, 2023	4,155
Liabilities Incurred	7
Liabilities Settled	(48)
Liabilities Disposed	(56)
Unwinding of Discount on Decommissioning Liabilities (Note 4)	57
Exchange Rate Movements	8
As at March 31, 2024	4,123
As at March 31, 2024, the undiscounted amount of estimated future cash flows required to settle the obligation was discounted using a credit-adjusted risk-free rate of 5.5 percent (December 31, 2023 – 5.5 percent) and assumes an inflation rate of two percent (December 31, 2023 – two percent).

15. OTHER LIABILITIES

	March 31,	December 31,
As at	2024	2023
Renewable Volume Obligation, Net (1)	455	397
Pension and Other Post-Employment Benefit Plan	262	276
Provision for West White Rose Expansion Project	141	156
Provisions for Onerous and Unfavourable Contracts	66	72
Employee Long-Term Incentives	67	100
Drilling Provisions	4	25
Other	161	157
	1,156	1,183
(1)The gross amounts of the renewable volume obligation and renewable identification numbers asset were $496 million and $41 million, respectively (December 31, 2023 – $785 million and $388 million, respectively).

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

16. SHARE CAPITAL AND WARRANTS
A) Authorized
Cenovus is authorized to issue an unlimited number of common shares, and first and second preferred shares not exceeding, in aggregate, 20 percent of the number of issued and outstanding common shares. The first and second preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors prior to issuance and subject to the Company’s articles.
B) Issued and Outstanding – Common Shares

	March 31, 2024		December 31, 2023
	Number of Common Shares (thousands)	Amount	Number of Common Shares (thousands)	Amount
Outstanding, Beginning of Year	1,871,868	16,031	1,909,190	16,320
Issued Upon Exercise of Warrants	300	3	2,610	26
Issued Under Stock Option Plans	406	5	3,679	58
Purchase of Common Shares Under NCIB	(7,378)	(63)	(43,611)	(373)
Outstanding, End of Period	1,865,196	15,976	1,871,868	16,031
As at March 31, 2024, there were 43.7 million (December 31, 2023 – 45.5 million) common shares available for future issuance under the stock option plan.
C) Normal Course Issuer Bid
On November 7, 2023, the Company received approval from the TSX to renew the Company’s NCIB program to purchase up to 133.2 million common shares from November 9, 2023, to November 8, 2024.
For the three months ended March 31, 2024, the Company purchased and cancelled 7.4 million common shares through the NCIB. The shares were purchased at a volume weighted average price of $22.30 per common share for a total of $165 million. Paid in surplus was reduced by $102 million, representing the excess of the purchase price of the common shares over their average carrying value.
From April 1, 2024, to April 26, 2024, the Company purchased an additional 8.6 million common shares for $250 million. As at April 26, 2024, the Company can further purchase up to 106.6 million common shares under the NCIB.
D) Issued and Outstanding – Preferred Shares
For the three months ended March 31, 2024, there were no preferred shares issued. As at March 31, 2024, there were 36 million preferred shares outstanding (December 31, 2023 – 36 million), with a carrying value of $519 million (December 31, 2023 – $519 million).

As at March 31, 2024	Dividend Reset Date	Dividend Rate (percent)	Number of Preferred Shares (thousands)
Series 1 First Preferred Shares	March 31, 2026	2.58	10,740
Series 2 First Preferred Shares (1)	Quarterly	6.71	1,260
Series 3 First Preferred Shares	December 31, 2024	4.69	10,000
Series 5 First Preferred Shares	March 31, 2025	4.59	8,000
Series 7 First Preferred Shares	June 30, 2025	3.94	6,000
(1) The floating-rate dividend was 6.77 percent from December 31, 2023, to March 30, 2024, and is 6.71 percent for the period from March 31, 2024, to June 29, 2024.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	20

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
E) Issued and Outstanding – Warrants

	March 31, 2024		December 31, 2023
	Number of Warrants (thousands)	Amount	Number of Warrants (thousands)	Amount
Outstanding, Beginning of Year	7,625	25	55,720	184
Exercised	(300)	(1)	(2,610)	(8)
Purchased and Cancelled	—	—	(45,485)	(151)
Outstanding, End of Period	7,325	24	7,625	25
The exercise price of the warrants is $6.54 per share.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Pension and Other Post-Employment Benefits	Private Equity Instruments	Foreign Currency Translation Adjustment	Total
As at December 31, 2022	99	29	1,342	1,470
Other Comprehensive Income (Loss), Before Tax	(4)	—	(31)	(35)
Reclassification on Divestiture	—	—	12	12
Income Tax (Expense) Recovery	1	—	—	1
As at March 31, 2023	96	29	1,323	1,448

As at December 31, 2023	55	85	1,068	1,208
Other Comprehensive Income (Loss), Before Tax	18	—	268	286
Income Tax (Expense) Recovery	(4)	—	—	(4)
As at March 31, 2024	69	85	1,336	1,490

18. STOCK-BASED COMPENSATION PLANS
Cenovus has a number of stock-based compensation plans that include NSRs, Cenovus replacement stock options, performance share units (“PSUs”), restricted share units (“RSUs”) and deferred share units.
On February 26, 2024, Cenovus granted PSUs and RSUs to certain employees under its Performance Share Unit Plan for Local Employees in the Asia Pacific Region and Restricted Share Unit Plan for Local Employees in the Asia Pacific Region. The PSUs are time-vested whole-share units that entitle employees to receive a cash payment equal to the value of a Cenovus common share. The number of units eligible to vest is determined by a multiplier that ranges from zero percent to 200 percent and is based on the Company achieving key pre-determined performance measures. The RSUs are whole-share units and entitle employees to receive, upon vesting, a cash payment equal to the value of a Cenovus common share.
The following tables summarize information related to the Company’s stock-based compensation plans:

	Units Outstanding	Units Exercisable
As at March 31, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	13,681	9,301
Cenovus Replacement Stock Options	649	649
Performance Share Units	7,481	—
Restricted Share Units	8,224	—
Deferred Share Units	1,732	1,732
The weighted average exercise price of NSRs and Cenovus replacement stock options outstanding as at March 31, 2024, were $15.34 and $3.54, respectively.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

	Units Granted	Units Vested and Exercised/ Paid Out
For the three months ended March 31, 2024	(thousands)	(thousands)
Stock Options With Associated Net Settlement Rights	2,183	397
Cenovus Replacement Stock Options	—	312
Performance Share Units	6,178	8,718
Restricted Share Units	3,254	2,243
Deferred Share Units	163	131

	Weighted Average Exercise Price	Units Exercised
For the three months ended March 31, 2024	($/unit)	(thousands)
Stock Options With Associated Net Settlement Rights Exercised for Net Cash Payment	10.18	397
Cenovus Replacement Stock Options Exercised and Net Settled for Cash	11.10	300
Cenovus Replacement Stock Options Exercised and Net Settled for Common Shares (1)	8.56	12
(1)Cenovus replacement stock options were net settled for 9 thousand common shares.
The following table summarizes the stock-based compensation expense (recovery) recorded for all plans:

For the three months ended March 31,	2024	2023
Stock Options With Associated Net Settlement Rights	4	4
Cenovus Replacement Stock Options	3	(6)
Performance Share Units	48	9
Restricted Share Units	35	11
Deferred Share Units	11	(2)
Stock-Based Compensation Expense (Recovery)	101	16

19. RELATED PARTY TRANSACTIONS
A) Husky-CNOOC Madura Ltd.
The Company holds a 40 percent interest in the jointly controlled entity HCML. The Company’s share of equity investment income (loss) related to the joint venture are recorded in (income) loss from equity-accounted affiliates.
For the three months ended March 31, 2024, the Company received $31 million of distributions from HCML (2023 – $23 million) and paid $nil in contributions (2023 – $11 million).
B) Husky Midstream Limited Partnership
The Company jointly owns and is the operator of HMLP. The Company holds a 35 percent interest in HMLP and applies the equity method of accounting. The Company’s share of equity investment income related to the joint venture, in excess of cumulated unrecognized losses, distributions received and contributions paid, is recorded in (income) loss from equity-accounted affiliates.
For the three months ended March 31, 2024 and 2023, the Company received no distributions from HMLP and paid no contributions.
For the three months ended March 31, 2024, the Company charged HMLP $31 million (2023 – $32 million) for construction costs and management services. For the three months ended March 31, 2024, the Company incurred costs of $69 million (2023 – $67 million), for the use of HMLP’s pipeline systems and transportation and storage services.
The carrying value of the Company’s investment in HMLP as at March 31, 2024, was $nil (December 31, 2023 – $nil) due to losses in excess of the equity investment. Cenovus had unrecognized cumulative losses from earnings and OCI, net of tax, of $30 million as at March 31, 2024 (December 31, 2023 – $31 million).

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	22

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

20. FINANCIAL INSTRUMENTS
Cenovus’s financial assets and financial liabilities consist of cash and cash equivalents, accounts receivable and accrued revenues, restricted cash, risk management assets and liabilities, accounts payable and accrued liabilities, short-term borrowings, lease liabilities, contingent payments, long-term debt and certain portions of other assets and other liabilities. Risk management assets and liabilities arise from the use of derivative financial instruments.
A) Fair Value of Non-Derivative Financial Instruments
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, and short-term borrowings approximate their carrying amount due to the short-term maturity of these instruments.
The fair values of restricted cash, certain portions of other assets and other liabilities approximate their carrying amount due to the specific non-tradeable nature of these instruments.
Long-term debt is carried at amortized cost. The estimated fair value of long-term debt was determined based on period-end trading prices of long-term debt on the secondary market (Level 2). As at March 31, 2024, the carrying value of Cenovus’s long-term debt was $7.2 billion and the fair value was $6.7 billion (December 31, 2023, carrying value – $7.1 billion; fair value – $6.6 billion).
The Company classifies certain private equity investments as fair value through other comprehensive income (loss) (“FVOCI”) as they are not held for trading and fair value changes are not reflective of the Company’s operations. These assets are carried at fair value in other assets. Fair value is determined based on recent private placement transactions (Level 3) when available.
The following table provides a reconciliation of changes in the fair value of private equity investments classified as FVOCI:

Total
As at December 31, 2023	131
Changes in Fair Value	—
As at March 31, 2024	131
B) Fair Value of Risk Management Assets and Liabilities
Risk management assets and liabilities are carried at fair value in accounts receivable and accrued revenues, accounts payable and accrued liabilities (for short-term positions), other assets and other liabilities (for long-term positions). Changes in fair value are recorded in (gain) loss on risk management.
The Company’s risk management assets and liabilities consist of crude oil, condensate, natural gas, and refined product futures, as well as renewable power, power and foreign exchange contracts. The Company may also enter into swaps, forwards, and options to manage commodity, foreign exchange and interest rate exposures.
Crude oil, natural gas, condensate, refined product and power contracts are recorded at their estimated fair value based on the difference between the contracted price and the period-end forward price for the same commodity, using quoted market prices or the period-end forward price for the same commodity extrapolated to the end of the term of the contract (Level 2). The fair value of foreign exchange rate contracts is calculated using external valuation models that incorporate observable market data and foreign exchange forward curves (Level 2).
The fair value of renewable power contracts are calculated using internal valuation models that incorporate broker pricing for relevant markets, some observable market prices and extrapolated market prices with inflation assumptions (Level 3). The fair value of renewable power contracts are calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
Summary of Risk Management Positions

	March 31, 2024			December 31, 2023
	Risk Management			Risk Management
As at	Asset	Liability	Net	Asset	Liability	Net
Crude Oil, Natural Gas, Condensate and Refined Products	11	19	(8)	11	19	(8)
Power Contracts	7	1	6	2	—	2
Renewable Power Contracts	—	13	(13)	18	—	18
Foreign Exchange Rate Contracts	1	—	1	—	—	—
	19	33	(14)	31	19	12
The following table presents the Company’s fair value hierarchy for risk management assets and liabilities carried at fair value:

	March 31,	December 31,
As at	2024	2023
Level 2 – Prices Sourced From Observable Data or Market Corroboration	(1)	(6)
Level 3 – Prices Sourced From Partially Unobservable Data	(13)	18
	(14)	12
The following table provides a reconciliation of changes in the fair value of Cenovus’s risk management assets and liabilities:

Total
As at December 31, 2023	12
Change in Fair Value of Contracts in Place, Beginning of Year	1
Change in Fair Value of Contracts Entered Into During the Period	(37)
Fair Value of Contracts Realized During the Period	10
As at March 31, 2024	(14)
C) Earnings Impact of (Gains) Losses From Risk Management Positions

For the three months ended March 31,	2024	2023
Realized (Gain) Loss	10	24
Unrealized (Gain) Loss	31	(30)
(Gain) Loss on Risk Management	41	(6)
Realized and unrealized gains and losses on risk management are recorded in the reportable segment to which the derivative instrument relates.
D) Fair Value of Contingent Payments
The variable payment (Level 3) is carried at fair value. Fair value is estimated by calculating the present value of the expected future cash flows using an option pricing model, which assumes the probability distribution for WCS is based on the volatility of WTI options, volatility of Canadian-U.S. foreign exchange rate options and both WTI and WCS futures pricing that was discounted using a credit-adjusted risk-free rate. Fair value of the variable payment was calculated by Cenovus’s internal valuation team, which consists of individuals who are knowledgeable and have experience in fair value techniques. As at March 31, 2024, the fair value of the variable payment was estimated to be $142 million applying a credit-adjusted risk-free rate of 5.8 percent.
As at March 31, 2024, average WCS forward pricing for the remaining term of the variable payment is $91.98 per barrel. The average volatility of WTI options and the Canadian-U.S. foreign exchange rates was 31.6 percent and 4.8 percent, respectively. A sensitivity analysis for the following inputs to the option pricing model was performed, with fluctuations in all other variables held constant, and found to have a nominal impact on earnings before income tax:
•A $10.00 per barrel increase or decrease in WCS forward prices.
•A 10 percent increase or decrease in WTI option volatility.
•A five percent increase or decrease in Canadian to U.S. dollar foreign exchange rate option volatility.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	24

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

21. RISK MANAGEMENT
Cenovus is exposed to financial risks, including market risk related to commodity prices, foreign exchange rates, interest rates, commodity power prices as well as credit risk and liquidity risk.
As at March 31, 2024, the fair value of risk management positions was a net liability of $14 million. As at March 31, 2024, there were foreign exchange contracts with a notional value of US$150 million (December 31, 2023 –$nil) and no interest rate contracts or cross currency interest rate swap contracts outstanding (December 31, 2023 – $nil).
Net Fair Value of Risk Management Positions

As at March 31, 2024	Notional Volumes (1) (2)	Terms (3)	Weighted Average Price (2)	Fair Value Asset (Liability)
Futures Contracts Related to Blending (4)
WTI Fixed – Sell	3.9 MMbbls	April 2024 - June 2025	US$77.55/bbl	(25)
WTI Fixed – Buy	2.4 MMbbls	April 2024 - June 2025	US$76.61/bbl	14
Power Contracts				6
Renewable Power Contracts				(13)
Other Financial Positions (5)				3
Foreign Exchange Rate Contracts				1
Total Fair Value				(14)
(1)    Million barrels (“MMbbls”).
(2)    Notional volumes and weighted average price are based on multiple contracts of varying amounts and terms over the respective time period; therefore, the notional volumes and weighted average price may fluctuate from month to month.
(3)    Includes individual contracts with varying terms, the longest of which is 15 months.
(4)    WTI futures contracts are used to help manage price exposure to condensate used for blending.
(5)    Includes risk management positions related to WCS, heavy oil differentials, light oil differentials and condensate differentials, Belvieu fixed price contracts, reformulated blendstock for oxygenate blending gasoline contracts, heating oil and natural gas fixed price contracts and the Company’s U.S. refining and marketing activities.
A) Commodity Price and Foreign Exchange Rate Risk
Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’s risk management positions to independent fluctuations in commodity prices and foreign exchange rates, with all other variables held constant. Management believes the fluctuations identified in the table below are a reasonable measure of volatility.
The impact of fluctuating commodity prices and foreign exchange rates on the Company’s open risk management positions could have resulted in an unrealized gain (loss) impacting earnings before income tax as follows:

As at March 31, 2024	Sensitivity Range	Increase	Decrease
Crude Oil Commodity Price	± US$10.00/bbl Applied to WTI, Condensate and Related Hedges	—	—
WCS and Condensate Differential Price	± US$2.50/bbl Applied to Differential Hedges Tied to Production	(9)	9
WCS (Hardisty) Differential Price	± US$5.00/bbl Applied to WCS Differential Hedges Tied to Production	(12)	12
Refined Products Commodity Price	± US$10.00/bbl Applied to Heating Oil and Gasoline Hedges	(5)	5
Natural Gas Commodity Price	± US$1.00/Mcf (1) Applied to Natural Gas Hedges Tied to Production	—	—
Power Commodity Price	± C$20.00/MWh (2) Applied to Power Hedges	81	(81)
U.S. to Canadian Dollar Exchange Rate	± $0.05 in the U.S. to Canadian Dollar Exchange Rate	13	(15)
(1)One thousand cubic feet (“Mcf”).
(2)One thousand kilowatts of electricity per hour (“MWh”).
B) Credit Risk
Credit risk arises from the potential that the Company may incur a financial loss if a counterparty to a financial instrument fails to meet its financial or performance obligations in accordance with agreed terms. Cenovus assesses the credit risk of new counterparties and continues risk-based monitoring of all counterparties on an ongoing basis. A substantial portion of Cenovus’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
As at March 31, 2024, approximately 80 percent (December 31, 2023 – 83 percent) of the Company’s accounts receivable and accrued revenues were with investment grade counterparties, and 98 percent of the Company’s accounts receivable were outstanding for less than 60 days. The associated average expected credit loss on these accounts was 0.4 percent as at March 31, 2024 (December 31, 2023 – 0.4 percent).
C) Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet all of its financial obligations as they become due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
As disclosed in Note 12, over the long term, Cenovus targets a Net Debt to Adjusted EBITDA ratio and a Net Debt to Adjusted Funds Flow ratio of approximately 1.0 times over the long-term at a WTI price of US$45.00 per barrel, to manage the Company’s overall debt position.
Undiscounted cash outflows relating to financial liabilities are:

As at March 31, 2024	Less than 1 Year	Years 2 and 3	Years 4 and 5	Thereafter	Total
Accounts Payable and Accrued Liabilities (1)	5,811	—	—	—	5,811
Contingent Payments	144	—	—	—	144
Lease Liabilities (2)	442	697	566	2,572	4,277
Long-Term Debt (2)	319	1,554	2,244	7,279	11,396
(1)Includes current risk management liabilities.
(2)Principal and interest, including current portion, if applicable.

22. SUPPLEMENTARY CASH FLOW INFORMATION
A) Working Capital

	March 31,	December 31,
As at	2024	2023
Total Current Assets	10,838	9,708
Total Current Liabilities	6,365	6,210
Working Capital	4,473	3,498
As at March 31, 2024, adjusted working capital, which excludes the contingent payments, was $4.6 billion (December 31, 2023 – $3.7 billion).
Changes in non-cash working capital are as follows:

For the three months ended March 31,	2024	2023
Accounts Receivable and Accrued Revenues	(689)	65
Income Tax Receivable	216	(137)
Inventories	(241)	245
Accounts Payable and Accrued Liabilities	316	(850)
Income Tax Payable	28	(1,140)
Total Change in Non-Cash Working Capital	(370)	(1,817)

Net Change in Non-Cash Working Capital – Operating Activities	(269)	(1,633)
Net Change in Non-Cash Working Capital – Investing Activities	(101)	(184)
Total Change in Non-Cash Working Capital	(370)	(1,817)

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	26

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
B) Reconciliation of Liabilities
The following table provides a reconciliation of liabilities to cash flows arising from financing activities:

	Dividends Payable	Short-Term Borrowings	Long-Term Debt	Lease Liabilities
As at December 31, 2022	9	115	8,691	2,836
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(115)	—	—
Principal Repayment of Leases	—	—	—	(70)
Base Dividends Paid on Common Shares	(200)	—	—	—
Dividends Paid on Preferred Shares	(18)	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	(5)	—
Lease Acquisitions	—	—	—	33
Lease Additions	—	—	—	8
Base Dividends Declared on Common Shares	200	—	—	—
Dividends Declared on Preferred Shares	9	—	—	—
Exchange Rate Movements and Other	—	—	(5)	8
As at March 31, 2023	—	—	8,681	2,815

As at December 31, 2023	9	179	7,108	2,658
Changes From Financing Cash Flows:
Net Issuance (Repayment) of Short-Term Borrowings	—	(175)	—	—
Principal Repayment of Leases	—	—	—	(70)
Base Dividends Paid on Common Shares	(262)	—	—	—
Dividends Paid on Preferred Shares	(9)	—	—	—
Non-Cash Changes:
Finance and Transaction Costs	—	—	(4)	—
Lease Additions	—	—	—	4
Base Dividends Declared on Common Shares	262	—	—	—
Dividends Declared on Preferred Shares	9	—	—	—
Exchange Rate Movements and Other	—	(4)	123	7
As at March 31, 2024	9	—	7,227	2,599

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024

23. COMMITMENTS AND CONTINGENCIES
A) Commitments
Cenovus has entered into various commitments in the normal course of operations. Commitments that have original maturities less than one year are excluded from the table below. Future payments for the Company’s commitments are below:

As at March 31, 2024	Remainder of Year	2 Years	3 Years	4 Years	5 Years	Thereafter	Total
Transportation and Storage (1) (2)	1,613	2,021	1,816	1,795	1,787	16,016	25,048
Product Purchases	380	—	—	—	—	—	380
Real Estate	43	58	60	63	58	605	887
Obligation to Fund HCML	73	97	96	91	53	92	502
Other Long-Term Commitments	419	195	179	162	154	728	1,837
Total Commitments	2,528	2,371	2,151	2,111	2,052	17,441	28,654
(1)Includes transportation commitments that are subject to regulatory approval or were approved, but are not yet in service of $13.6 billion. Terms are up to 20 years on commencement. Certain estimated tolls are subject to change pending review by the Canada Energy Regulator.
(2)As at March 31, 2024, includes $2.0 billion related to transportation and storage commitments with HMLP.
There were outstanding letters of credit aggregating to $308 million (December 31, 2023 – $364 million) issued as security for financial and performance conditions under certain contracts.
B) Contingencies
Legal Proceedings
Cenovus is involved in a limited number of legal claims associated with the normal course of operations. Cenovus believes that any liabilities that might arise from such matters, to the extent not provided for, are not likely to have a material effect on its interim Consolidated Financial Statements.
Income Tax Matters
The tax regulations and legislation and interpretations thereof in the various jurisdictions in which Cenovus operates are continually changing. As a result, there are usually a number of tax matters under review. Management believes that the provision for taxes is adequate.

24. PRIOR PERIOD REVISIONS
Certain comparative information presented in the Consolidated Statements of Comprehensive Income (Loss) and segment disclosures was revised for classification changes.
In September 2023, the Company made adjustments to ensure the consistent treatment of sales between segments and to correct the elimination of these transactions on consolidation. The following adjustments were made:
•Report Conventional segment sales between segments on a gross basis, which resulted in a reclassification between gross sales and transportation and blending expense.
•Report sales of feedstock between the Oil Sands, Conventional and U.S. Refining segments on a net basis, which resulted in a reclassification between gross sales and purchased product.
Offsetting adjustments were made to the Corporate and Eliminations segment. The above items had no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.
It was also identified that the elimination of sales of diluent, natural gas and associated transportation costs between segments were recorded to the incorrect line item in the Corporate and Eliminations segment. The adjustment resulted in an understatement of operating expense, overstatement of purchased product and an overstatement of transportation and blending expense on the Consolidated Statements of Comprehensive Income (Loss). There was no impact to net earnings (loss), operating margin, segment income (loss), cash flows or financial position.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	28

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
All amounts in $ millions, unless otherwise indicated
For the period ended March 31, 2024
The following table reconciles the amounts previously reported in the Consolidated Statements of Comprehensive Income (Loss) and segmented disclosures to the corresponding revised amounts:

	Three Months Ended March 31, 2023
Oil Sands Segment	Previously Reported	Revisions	Revised Balance
Gross Sales	5,911	(204)	5,707
Purchased Product	559	(204)	355
	5,352	—	5,352

Conventional Segment
Gross Sales	1,031	6	1,037
Purchased Product	510	(27)	483
Transportation and Blending	48	33	81
	473	—	473

U.S. Refining Segment
Gross Sales	5,860	(231)	5,629
Purchased Product	5,129	(231)	4,898
	731	—	731

Corporate and Eliminations Segment
Gross Sales	(1,925)	429	(1,496)
Purchased Product	(1,499)	479	(1,020)
Transportation and Blending	(141)	(134)	(275)
Operating	(231)	84	(147)
	(54)	—	(54)

Consolidated
Purchased Product	5,792	17	5,809
Transportation and Blending	2,853	(101)	2,752
Purchased Product, Transportation and Blending (1)	8,645	(84)	8,561
Operating	1,552	84	1,636
	10,197	—	10,197
(1)Revised presentation as of January 1, 2024. See Note 3.

Cenovus Energy Inc. – Q1 2024 Interim Consolidated Financial Statements	29